INVEST IN HOLOGEAR LLC

The future of sports is bright with our proprietary, holographic technology!



Highlights

1. 💸 Total sales of $6+ million in two years of business.
2. ⚡ Retail partners with Dicks Sporting Goods, Modells, and Scheels.
3. 📜 Patent officially granted by USPTO.
4. 🏀 Expanded inventory line from one sport ball to all popular sport balls and activewear.

4. 🏀 Expanded inventory line from one sport ball to all popular sport balls and activewear.

5. 📈 Increased sales by 407% from 2019 to 2020.
6. ✅ Raised $100k at a $5 mill valuation one year ago with Cuse Capital, who are actively involved.
7. 📦 Shipped out over 100k orders since inception.

Our Team



Ryan Richards

Ryan Richards came up with the idea for HoloGear and wears many hats as the President. He played a primary role in securing a $100,000 investment at a $5 million evaluation. Ryan has also driven over $500,000 in sales via email marketing.

> My biggest passion in life has always been sports, particularly basketball, and I was determined from a young age to turn my passion into a career. HoloGear is the reality of my vision and dreams, built from the basement of my parent's home. I will stop at nothing to make this business a huge success!



Jonah Belanger

Jonah has expert-level skills in digital advertising and website development. He generates close to 70% of HoloGear's sales through Facebook and Instagram advertising. Jonah also plays a key role with R&D and supply chain management.



Chris Sosong

Chris has over 20 years of extensive experience in the consumer goods market. He has developed products for and sold to 17 of the world's top 20 retailers including Target, Dick's Sporting Goods, Walmart, and REI.



Alex Sharos

Alex is an incredible leader within this company and plays a vital role in strategic planning. He has helped us save and generate hundreds of thousands of dollars. Alex has worked to get us retail placement in DICKs, Scheels, Modell's, and Walmart.



Eric Calixto

Eric is a multiskilled, and all-around great managing member at HoloGear. He leads our customer service and social media departments while playing a key role in operations, marketing, web design, and employee management.

HoloGear LLC - The Future of Sports



Mission & Vision

HoloGear's mission is to become the most innovative, tech-driven sporting goods and apparel company in the world. We plan to continue revolutionizing and enhancing the experience of nighttime athletics with our proprietary, holographic technology.

Our vision is to enable people with the freedom and safety to pursue their athletic goals, regardless of the time of day, and provide them with the opportunity to play sports and be active at night.

How It Works

1. **PLAY SPORTS AT NIGHT:** Wearing a pair of our HoloGlasses, will allow you to see the bright, colorful, holographic glow effect of our sports balls to your naked eye from up to 40 yards away.



2. **EXERCISE SAFELY IN THE DARK:** Our holographic sports apparel reflects car headlights, so you can be seen while walking, running, or biking at night.



3. **CREATE EYE-CATCHING CONTENT:** Take a flash video or flash picture of any of our holographic products and see the magical glow effect on your phone screen.



Strategic Advantage

HoloGear offers more than a product, we offer a unique and proprietary experience that interests consumers in the sports market and beyond.

- First to market
- Product feature inherently drives free, viral social media growth
- Patent owners for holographic sports gear
- Exclusive manufacturing agreements
- Aesthetic product and packaging design allowing higher margins
- Distinctly unique products that separate us from competitors in the market

Intellectual Property

Our proprietary material is embedded with thousands of reflective beads that powerfully reflect light. When a light is shined at our holographic products, a strong, colorful, luminescent glow will reflect back to the light source.

The light sources that work best for HoloGear products are our patent-pending HoloGlasses, a camera flash, and car headlights.


How It Works
Light Source
Holographic Reflection
Holographic Reflection
Reflective Bead
Reflective Layer
REFLECTIVE TECHNOLOGY

Patent & Trademark

- U.S. Non-Provisional Utility Patent Number 10,962,693 - This reserves HoloGear's technology for reflective, holographic material being used to make retroreflective sports gear and equipment. Also, applied for this patent to be extended internationally.
- U.S. Provisional Utility Patent - Reserves the utility of adjustable, multi-angled LED lights on glasses. This will cover our Version 2 pair of HoloGlasses, enhancing the experience of playing sports at night.
- Trademark for the Brand Name HoloGear has been issued.

Current Products


HoloGear Revolutionizing Playing Sports at Night
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HoloGear's flagship product, the holographic basketball, was a major success with over 10,000 sold in the first 12 months of business. This success resulted in amazing feedback from our customers, requesting us to expand our product line into all sports categories. Of course, we listened and now offer over 25 different holographic products including all popular sport balls, activewear, and apparel.


Flash Off
Flash On

HoloGlasses - Night Time Holographic Vision

Perhaps the most exciting HoloGear development was the launch of our patent-pending HoloGlasses. These sports glasses have one LED light on each side, which makes the glow effect of our sports balls visible to the user's naked eye from up forty yards away. The HoloGlasses enable athletes to continue playing their favorite sport at night, no matter how dark it is outside. They offer a unique, proprietary experience that interests consumers in the sports market and well beyond.

Unit Economics

During the year 2020, HoloGear had a gross profit of $2,866,444.02 with a blended margin of 75.93%.

2020 WEBSITE PRODUCT DETAILS

Product Title	COGS	Retail Price	Product Margin	Quantity Sold	Net Sales	Gross Profit	Total Cost
Basketball	$12.50	$54.95	77.30%	49,141	$2,527,709.18	$1,709,952.11	$817,757.07
Football	$9.90	$49.95	80.20%	11,720	$538,747.94	$396,947.74	$141,800.20
Volleyball	$9.30	$39.95	76.70%	11,619	$451,306.29	$333,292.39	$118,013.90
Soccer Ball	$9.80	$44.95	78.20%	8,536	$322,640.96	$211,221.66	$111,419.30
HoloGlasses	$2.60	$19.95	87.00%	6,325	$98,253.12	$79,368.22	$18,884.90
Arm Sleeves	$9.20	$24.95	61.10%	2,827	$57,638.00	$32,267.80	$25,370.95
Hoodies	$22.00	$64.95	67.00%	1,667	$95,554.67	$42,395.61	$46,187.86
Jacket	$32.00	$79.95	60.00%	1,199	$88,184.03	$48,617.03	$39,567.00
Face Masks	$3.50	$14.95	76.60%	828	$9,656.93	$6,965.43	$2,691.50
Leggings	$13.00	$49.95	74.00%	288	$14,410.95	$3,750.59	$10,660.36
Sports Bras	$9.00	$49.95	82.00%	103	$5,185.24	$934.27	$1,295.32
Air Pump	$1.10	$11.95	91.00%	82	$821.37	$731.17	$90.20

Data & Analytics

Since inception in May of 2019, some key HoloGear analytics are:

- Average Order Value = $69.82
- Current Customer Lifetime Value = $104.17
- Blended Margin = 75.93%
- Lifetime Conversion Rate = 2.78%
- Average Q4 Conversion Rate = 4.5%
- Average Customer Acquisition Cost = $16.85
- Total Online Store Sessions = 2.7 Million
- Current Consumer Demographic = 70.4% female and 61.2% 35-64 years old
- Total Order = 90,000 orders on website and 14,000 on Amazon
- 5-Star Reviews= 2,500

Social Media


The Coolest Workout Yoga Apparel Ever Created
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- Instagram: 50k+ followers, 3.17% engagement rate
- Facebook: 15k+ followers, 1,518 likes

- TikTok: 80k+ followers, 1,000,000 likes

Digital advertising, content creation, social media sharing, and online engagement are essential components of HoloGear's business model. Each day there are hundreds of pictures and videos that are posted on social media by our customers. The impact of one viral Tik-Tok/Instagram post can immensely increase the number of engagements and sales for our business.

In an era of influencer marketing, the combination of HoloGear's eye-appealing gear and a social media influencer can substantially increase brand awareness and revenue. Our affiliate marketing program has over 1,000 members, generating $20k+ in sales per month. We have barely scratched the surface in social media influencing, and strongly believe that we can build out our affiliate program with famous athletes from all over the world. For example, DJ Roberson, an up-and-coming HoloGear affiliate and influencer, posted a video on Tik-Tok with his HoloGear Basketball that went viral and generated over $12k in revenue for us in the matter of one week.

Sales Numbers & Projections

•2019: $947,371 (May/Inception-December)

•2020: $4,353,000 (First Full Year)

•2021: $1,123,831 (January-August)

In the year 2020, HoloGear recorded 58% of revenue during quarter 4. Due to recent changes in the digital marketing landscape, we had to lower our advertising costs dramatically to make sure our spend was profitable and in the right places. That is why our 2021 sales numbers are lower than expected, but we are still projecting to top our 2021 sales number this year at $6.8M. Forward-looking projections cannot be guaranteed.

Market Size


MARKET CAP PROJECTIONS
TAM
$471 Billion
Total Addressable Market
GLOBAL SPORTS GEAR MARKET
SAM
$90 Billion
Serviceable Available Market
US SPORTS GEAR MARKET
SOM
$550 million
Serviceable Obtainable Market
US REFLECTIVE SPORTS GEAR MARKET

The Total Addressable Market Size for Global Sporting Goods and Activewear amounted to $741 billion in 2020.

The Serviceable Available Market of the US for Sporting Goods and Activewear amounted to $119.2 billion in 2020, which are both expected to remain popular in 2021. Particularly in categories such as outdoor individual sports, home exercise, yoga, e-sports, and virtual races.

Our sporting goods and activewear products are breaking into a new category in the sports industry. Our Total Addressable Market can capture at least 5% of the Serviceable Available Market, which is around $6 billion.

All of our products are just as functional and comfortable as any similar product on the market, plus they add the value of proprietary holographic material.

Key Milestones


Q1 2019
Drafted original patent
Q4 2019
Invited to present at the Forbes 30 Under 30 Summit
Expanded headquarters to a 2,000 sq/ft warehouse & office
Q1 2020
Sponsored the Boom Cups Celebrity Basketball Game in Miami, gaining major brand awareness
Q2 2020
Grossed $1.6M during our inaugural year ending May 2020
Q3 2020
Released volleyball and football
Secured official trademark for HoloGear in August
Developed and released HoloGlasses for nighttime play
Q4 2020
First placement in a major retail store, Scheels
Released HoloGear Arm Sleeves, Jackets, and Hoodies
Expanded office to 5,000 sq ft. to handle increased demand and have more for efficient operations
Patent was officially granted
Officially hired our 10th employee

Use of Investment

•**75% Inventory:** purchase larger amounts of inventory, which will support and scale our current sales channels

•**15% Advertising & Operations:** continue to operate the business at peak performance

•**10% Research & Development:** improve the functionality and playability of current products and create a variety of future products

Exit Strategies

Getting a return on your investment is as important to us as it is to our investors. HoloGear currently has multiple options that will allow investors to recoup their investment.

•**Option 1:** Partial Company Buyout

•**Option 2:** Sell Entire Company

•**Option 3:** License Technology

Forward-looking projections cannot be guaranteed.